                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                AMENDMENT NO. 13

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    04543L109
                                    ---------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 7, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

-------------------------- -------------------------------- --------------------
CUSIP No. 04543L109                      13D                Page 2 of 6 Pages
-------------------------- -------------------------------- --------------------
    1. NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                  BET ASSOCIATES, L.P.
                  23-2957243
-----  -------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) [ ]
                                                                       (b) [X]
-----  -------------------------------------------------------------------------
  3.   SEC USE ONLY
-----  -------------------------------------------------------------------------
  4.   SOURCE OF FUNDS:

                  AF
-----  -------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                           [ ]
-----  -------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
-----  -------------------------------------------------------------------------
        NUMBER OF             7.   SOLE VOTING POWER
          SHARES                          1,049,686 shares of common stock
       BENEFICIALLY      --------- ---------------------------------------------
         OWNED BY             8.   SHARED VOTING POWER
                                          -0- Shares
        REPORTING        --------- ---------------------------------------------
          PERSON              9.   SOLE DISPOSITIVE POWER
           WITH                           1,049,686 shares of common stock
                         --------- ---------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                           -0- Shares
-----  -------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,049,686 Shares of Common Stock
-----  -------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [ ]
-----  -------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.32%
-----  -------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON
                  PN
-----  -------------------------------------------------------------------------

-------------------------- -------------------------------- --------------------
CUSIP No. 04543L109                      13D                Page 3 of 6 Pages
-------------------------- -------------------------------- --------------------
  1.   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                  BRU Holding Co., LLC ("BRU")
                  52-2059411
-----  -------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) [ ]
                                                                       (b) [X]
-----  -------------------------------------------------------------------------
  3.   SEC USE ONLY
-----  -------------------------------------------------------------------------
  4.   SOURCE OF FUNDS:

                  AF
-----  -------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                           [ ]
-----  -------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware
-----  -------------------------------------------------------------------------
        NUMBER OF             7.   SOLE VOTING POWER
          SHARES                          1,169,780 shares of common stock
       BENEFICIALLY                       (represents 1,049,686 shares of
         OWNED BY                         common stock held by BET Associates
           EACH                           L.P. ("BET") and 120,094 shares of
        REPORTING                         common stock held by BRU)
         PERSON          --------- ---------------------------------------------
          WITH                8.   SHARED VOTING POWER
                                          -0- Shares
                         --------- ---------------------------------------------
                              9.   SOLE DISPOSITIVE POWER
                                          1,169,780 shares of common stock
                                          (represents 1,049,686 shares of
                                          common stock held by BET and
                                          120,094 shares of common stock
                                          held by BRU)
                         --------- ---------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                          -0- Shares
-----  -------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,169,780 (represents 1,049,686 shares of common stock hold by BET and 120,094 shares of common stock held by BRU)
-----  -------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [ ]
-----  -------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.19%
-----  -------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
                  OO
-----  -------------------------------------------------------------------------

-------------------------- -------------------------------- --------------------
CUSIP No. 04543L109                      13D                Page 4 of 6 Pages
-------------------------- -------------------------------- --------------------
   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                  BRUCE E. TOLL
-----  -------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) [ ]
                                                                       (b) [X]
-----  -------------------------------------------------------------------------
   3.  SEC USE ONLY
-----  -------------------------------------------------------------------------
   4.  SOURCE OF FUNDS:

                  PF
-----  -------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                           [ ]
-----  -------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

                  UNITED STATES OF AMERICA
-----  -------------------------------------------------------------------------
        NUMBER OF             7.   SOLE VOTING POWER
          SHARES                          1,795,161 (represents 1,049,686 shares
       BENEFICIALLY                       of common stock held by BET
         OWNED BY                         Associates, L.P. ("BET"), 120,094
           EACH                           shares held by BRU Holding Co., LLC
        REPORTING                         ("BRU") and 625,381 shares of common
         PERSON                           stock held by Mr. Toll).
          WITH           --------- ---------------------------------------------
                             8.   SHARED VOTING POWER
                                          -0- Shares
                         --------- ---------------------------------------------
                              9.   SOLE DISPOSITIVE POWER
                                          1,795,161 (represents 1,049,686 shares
                                          of common stock held by BET, 120,094
                                          shares held by BRU and 625,381 shares
                                          of common stock held by Mr. Toll).
                         --------- ---------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                          -0- Shares
-----  -------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,795,161 (represents 1,049,686 shares of common stock held by BET, 120,094 shares of common stock held by BRU and
                  625,381 shares of common stock held by Mr. Toll).
-----  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [ ]
-----  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.91%
-----  -------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON
                  IN
-----  -------------------------------------------------------------------------

-------------------------- -------------------------------- --------------------
CUSIP No. 04543L109                      13D                Page 5 of 6 Pages
-------------------------- -------------------------------- --------------------

         This Amendment No. 13 to Schedule 13D amends and supplements Items 4 and 7 of Amendment No. 12 to the Schedule 13D dated September 17, 2003. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D dated October 14, 1999.

ITEM 4.  PURPOSE OF TRANSACTION.

         On April 29, 2004, the Issuer filed proxy materials with the Securities and Exchange Commission that stated the annual meeting of stockholders would be held on June 3, 2004. The proxy materials stated that the board of directors had declined to accept a slate of candidates for election to the board at the annual meeting that had been recommended by a nominating committee composed of a majority of independent directors. The proxy materials state that following the rejection of that slate of candidates, the independent directors resigned from the nominating committee and the committee was reconstituted to include Steven
L. Vick, the President and Chief Executive Officer of the Issuer, Andre C. Dimitriadis, the Chairman and Chief Executive Officer of LTC Properties, Inc. ("LTC"), which leases 37 properties to the Issuer at a cost to the Issuer of approximately $9 million per year, and W. Andrew Adams, the Chairman of the Board, Chief Executive Officer and President of National Health Investors, Inc., which beneficially owns approximately 13.3% of LTC.

         Mr. Toll believes that the slate of nominees for election to the board that has been selected by this non-independent committee and approved by the Issuer's board over the dissent of a majority of its independent directors should not be approved by the Issuer's stockholders. Accordingly, on May 7, 2004, Mr. Toll sent a notice to the Issuer, pursuant to Article III of the Issuer's By-Laws, giving notice that Mr. Toll intends to nominate four individuals for election to the board of directors at the June 3, 2004 annual meeting. A copy of the notice sent by Mr. Toll to the Issuer is attached hereto as Exhibit A and is incorporated herein by reference.

         Mr. Toll presently intends to nominate each of the four individuals identified in the notice, Messrs. Byron J. Haney, Brian S. Dunn, Michael P. Markman and Steven J. Silver. Each of BET, BRU and Mr. Toll presently intends to vote all of the shares of Common Stock that it beneficially owns for those four individuals together with Messrs. Holliday, Tannenbaum and Vick, each of whom currently serves as a director of the Issuer. Mr. Toll presently intends to solicit proxies from no more than 10 persons in order to elect that slate of nominees to the board of directors of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A. Notification of intent to nominate four individuals for election to the board from Bruce E. Toll to Assisted Living Concepts, Inc., dated May 7, 2004.

-------------------------- -------------------------------- --------------------
CUSIP No. 04543L109                      13D                Page 6 of 6 Pages
-------------------------- -------------------------------- --------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2004

BET ASSOCIATES, L.P.

By: BRU HOLDING CO., LLC
Its General Partner



By:      /S/ BRUCE E. TOLL
         ----------------------
         Bruce E. Toll
         Member



BRU HOLDING CO., LLC


By:      /S/ BRUCE E. TOLL
         ----------------------
         Bruce E. Toll
         Member


/S/ BRUCE E. TOLL
-------------------------------
BRUCE E. TOLL

                                  BRUCE E. TOLL
                              3103 PHILMONT AVENUE
                      HUNTINGDON VALLEY, PENNSYLVANIA 19006

                                   May 7, 2004

Assisted Living Concepts, Inc.
1349 Empire Central Drive, Suite 900
Dallas, Texas 75247-4040
Attention: Edward A. Barnes, Secretary

Dear Mr. Barnes:

         Notice is hereby given, pursuant to Article III, Section 1 of the By-Laws of Assisted Living Concepts, Inc. (the "Company"), that Mr. Bruce E. Toll ("Mr. Toll") intends to nominate four individuals for election to the Board of Directors of the Company at the next annual meeting of stockholders of the Company (the "Annual Meeting"). The information required by Article III,
Section 1 of the By-Laws is set forth below:

         1. At the Annual Meeting, Mr. Toll intends to nominate the following individuals for election to the Board of Directors of the Company:
              Byron J. Haney, Brian S. Dunn, Michael P. Markman and Steven J. Silver (the "Nominees"). The information regarding each of the Nominees required by Article III, Section 1 of the By-Laws is set forth on Exhibit A attached hereto. Each of the Nominees has agreed to serve as a director of the Company if elected at the Annual Meeting.

         2. Mr. Toll hereby represents that he is the beneficial owner of 1,795,161 shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of the Company, of which 1,049,686 shares are beneficially owned by BET Associates, L.P., 120,094 shares are beneficially owned by BRU Holding Co., LLC and 625,381 shares are beneficially owned by Mr. Toll. Mr. Toll intends to appear in person or by proxy to bring the nominations before the Annual Meeting.

         3. The name and address of the stockholder giving this notice, as they should appear on the books of the Company, are as follows:
              Bruce E. Toll, 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006. The record owner of the shares beneficially owned by Mr. Toll is Cede & Co.

         Please call Herbert Henryson, Esq. at (212) 883-4992 if you have any question regarding the foregoing.

                                                 Very truly yours,

                                                 /s/ Bruce E. Toll

                                                 Bruce E. Toll

                                    EXHIBIT A

                               NOMINEE INFORMATION

Brian S. Dunn
-------------

Mr. Brian S. Dunn is 32 years of age. Mr. Dunn has served as an equities trader with BSD Trading, a privately held equities trading business, since 2000. From 1999 to 2000, Mr. Dunn served as Marketing Director of CollectingNation.com, an online auction internet site. Mr. Dunn's residence and business address is 13 Flintlock Road, Norwalk, Connecticut 06850. Mr. Dunn is the beneficial owner of 73 shares of Common Stock of the Company.

Byron J. Haney
--------------

Mr. Byron J. Haney is 43 years of age. Mr. Haney joined Resurgence Asset Management, L.L.C. in 1994 and currently serves as a Managing Director. Mr. Haney was formerly Chief Financial Officer of a private retail store chain. Previously he was with Touche Ross & Co., a predecessor of Deloitte & Touche LLP. Mr. Haney is a Certified Public Accountant. Mr. Haney currently serves on the Board of Directors of Levitz Home Furnishings, Inc., Sterling Chemicals, Inc. and RDA Sterling Holdings Corp. He is Chairman of the Physicians Resource Group Liquidation Oversight Committee, Chairman of the Official Creditors Committee of Midcom Communications and Co-Chairman of the DAF N.V. Creditors Committee. Mr. Haney's business address is c/o Resurgence Asset Management, L.L.C., 10 New King Street, White Plains, NY 10604 and his residence address is 99 Marshall Ridge Road, New Canaan, CT 06840. Mr. Haney is the beneficial owner of 4,045 shares of Common Stock of the Company.

Michael P. Markman
------------------

Mr. Michael P. Markman is 35 years of age. Mr. Markman has served as President of BET Investments, Inc., a full service, commercial real estate management, development and leasing company, since January 2003. He served as Executive Vice President of BET Investments, Inc. from July 1998 to December 2002. Mr. Markman's business address is c/o BET Investments, Inc., 2600 Philmont Avenue, Suite 212, Huntingdon Valley, Pennsylvania 19006 and his residence address is 990 Indian Creek Road, Jenkintown, Pennsylvania 19046. Mr. Markman does not have beneficial ownership of any shares of capital stock of the Company.

Steven J. Silver
----------------

Mr. Steven J. Silver is 47 years of age. Since 2000, Mr. Silver has been a partner of Helios Consulting Group, a building consulting practice. From 1998 to 2000, Mr. Silver served as Executive Vice President, Business Development of Wunderman, Cato Johnson, a direct marketing agency subsidiary of Young & Rubicam, Inc. Mr. Silver's business address is 344 Main Street, Suite 104, Mt. Kisco, New York 10514 and his residence address is 69 Cowbin Lane, Chappaqua, New York 10514. Mr. Silver does not have beneficial ownership of any shares of capital stock of the Company.